

Jim Venditti · 3rd

?

New London/Norwich, Connecticut Area · 410 connections ·

Contact info

Steady Habit Brewin
Company

Community College
US Air Force

Experience

Director Of Operations

Steady Habit Brewing Company

Sep 2016 – Present · 3 yrs 10 mos

Higganum, Connecticut

Vice President - Chelsea Groton Financial Services

Wealth Manager - Infinex Investments, Inc

Sep 2015 – Jul 2016 · 11 mos

Mystic, CT

Investment and insurance products and services are offered through INFINEX INVESTMENTS, INC. Member FINRA /SIPC. Chelsea Groton Financial Services is a trade name of Chelsea Groton Bank. Infinex and Chelsea Groton Bank are not affiliated. Products and services made available are not insured by the FDIC or any other agency of the United States and a ...see mor



Financial Advisor

LPL Financial

Apr 2014 – Sep 2015 · 1 yr 6 mos

Guilford, CT

Owner / Managing Principal

Middlesex Wealth Management Group, Inc -
Jun 2012 – Apr 2014 · 1 yr 11 mos
955 South Main Street bldg 3 - Middletown, CT 06457

Financial Services - Full Service Investment & Planning.



Financial Advisor

Citizens Investment Services
2007 – 2012 · 5 yrs

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Education



Community College of the US Air Force

1984 – 1988

Fitch Sr. High

Skills

Investments

Financial Services

Fixed Annuities

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